Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: October 2017

1.	We inform the capital market agents that, during October 2017 (a), Itaú Unibanco did not purchase its own shares for treasury stock.

2.	As a reminder, in 2017, until October, we acquired 37,982,900 preferred shares (b), and the average acquisition price was R$ 36.19 per share.

3.	Also in October, Itaú Unibanco reallocated in the market the amount of 4,639,209 preferred shares under the stock option plan approved by Shareholders' General Meeting.

4.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 10, 2017.

ALEXSANDRO BROEDEL LOPES

Investor Relations Officer

(a)	According to the Material Fact published on 08/31/2017, these acquisitions relate to the buyback program with the limit for purchases of up to 31.79 million common shares and 39.15 million preferred of own shares for the period from 09/01/2017 e 11/26/2018.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees.